EXHIBIT 4.19(b)

AMENDMENT 2003-1

TO THE

KERZNER INTERNATIONAL NORTH AMERICA, INC.

RETIREMENT SAVINGS PLAN

(As amended and restated effective January 1, 2002)

Pursuant to the authority reserved to Kerzner International North America, Inc. (the “Employer”) under Section 14.1 of the Kerzner International North America, Inc. Retirement Savings Plan (the “Plan”), the Plan is hereby amended as follows:

1.                                       Effective as of January 1, 2003, Section 1.8 of the Plan is hereby amended to read, in its entirety, as follows:

“Section 1.8 ‘Compensation’ shall mean the total remuneration paid by an Employer to an Employee during each Plan Year and reported on IRS Form W-2, other than bonuses or taxable income due to stock option exercises, plus any amount contributed to the Plan which qualifies as “Deferral Contributions” as defined in Section 3.2 or any amount contributed by the Employee through salary reduction to another 401(k) plan maintained by the Employer, a cafeteria plan maintained by the Employer pursuant to section 125 of the Code or a transportation fringe benefit plan maintained pursuant to section 132(f) of the Code which is not includable in the gross income of the Participant. Notwithstanding the foregoing, for purposes of calculating Deferral Contributions under Section 3.2, Compensation shall include bonuses paid by the Employer to the Employee after December 31, 2003.  For purposes of Article V, Compensation shall include bonuses and taxable income due to stock option exercises, and, at the election of the Company, exclude any amount contributed to the Plan which qualifies as “Deferral Contributions” as defined in Section 3.2 or any amount contributed by the Employee through salary reduction to another 401(k) plan maintained by the Employer, a cafeteria plan maintained by the Employer pursuant to section 125 of the Code, a qualified transportation fringe benefit plan maintained by the Employer pursuant to section 132(f) of the Code and/or remuneration paid to the Employee while he was not a Participant in the Plan.  Notwithstanding anything herein to the contrary, effective January 1, 1998, any amounts deducted on a pre-tax basis for group health coverage because the Employee is unable to certify that he or she has other health coverage, so long as the Employer does not request or collect information regarding the Employee’s other health coverage as part of the enrollment process for the Employer’s health plan, shall be treated as an amount contributed by the Employer pursuant to a salary reduction agreement to a cafeteria plan for purposes of determining the Employee’s Compensation.  Compensation in excess of the applicable limit under section 401(a)(17) of the Code shall be disregarded with respect to any Plan Year.”

2.                                       A new subsection (c) is hereby added to the end of Section 3.2 of the Plan, to read, in its entirety, as follows:

“(c)  Notwithstanding anything in this Plan to the contrary, a Participant’s Deferral Contributions deducted from any paycheck shall not exceed 100% of the total remuneration paid by the Employer to the Participant during the applicable pay period, plus any amount deducted from the Participant’s paycheck and contributed to the Plan which qualifies as “Deferral Contributions” as defined in this Section 3.2,” excluding (i) bonuses paid by the Employer to the Participant prior to January 1, 2004, and (ii) any amounts deducted from the Participant’s paycheck for any reason other than a contribution to this Plan.”

3.                                       This Amendment 2003-1 is effective January 1, 2003.

To record the adoption of this Amendment 2003-1, the Employer has caused its authorized officer to affix its corporate name and seal hereto this 15 day of December, 2003.

Attest:	KERZNER INTERNATIONAL
NORTH AMERICA, INC.

/s/ Charles Adamo	/s/ John Allison